As filed with the Securities and Exchange Commission on June 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genaera Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3445668
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

5110 Campus Drive

 Plymouth Meeting, PA 19462

(610) 941-4020

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher P. Schnittker

Senior Vice President and Chief Financial Officer

Genaera Corporation

5110 Campus Drive

Plymouth Meeting, PA 19462

(610) 941-4020

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

James A. Lebovitz, Esq.

Dechert LLP

4000 Bell Atlantic Tower, 1717 Arch Street

Philadelphia, PA 19103-2793

(215) 994-4000

Approximate date of commencement of proposed sale to the public:    From time to time on or after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Shares To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee

Common Stock, par value $.002 per share	7,000,000 shares	$2.03	$14,210,000	$1,150.00

(1)	Such number represents the aggregate of (i) 5,000,000 shares of common stock initially issuable upon conversion of shares of the Registrant’s Series C-1 and C-2 Convertible Preferred Stock and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminable number of shares of common stock as may be issued from time to time upon conversion of the Series C-1 and C-2 Preferred Stock by reason of adjustment of the number of shares into which the Series C-1 and Series C-2 Preferred Stock are convertible under certain limited circumstances, including stock splits, stock dividends, or combinations, and (ii) 2,000,000 shares of common stock issuable upon the exercise of warrants to purchase the Registrant’s Common Stock.
(2)	Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) of the Securities Act of 1933 on the basis of the average of the high and low sale prices for the Common Stock on June 26, 2003 as reported on The Nasdaq SmallCap Market.

The Registrant hereby amends this Registration Statement on such date or dates necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 30, 2003

Prospectus

GENAERA CORPORATION

7,000,000 Shares of Common Stock

Under this prospectus, the selling stockholders named in the “Selling Stockholders” section of this prospectus may offer and sell up to 7,000,000 shares of common stock that may be issued upon the conversion of shares of Series C-1 and Series C-2 Convertible Preferred Stock and upon the exercise of warrants to purchase common stock, as described in the “Series C Preferred Stock and Warrants” section of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

Our common stock is quoted in the Nasdaq SmallCap Market under the symbol “GENR.” On June 27, 2003, the last reported closing price of our common stock was $1.85 per share.

You should read this prospectus carefully before you invest. Please refer to the “ Risk Factors” section beginning on page 2 of this prospectus for a discussion of the material risks involved in investing in the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is                     , 2003.

ABOUT THIS PROSPECTUS

This prospectus contains information about us and our shares of common stock being offered by this prospectus. In addition, as described below in the section entitled “Where You Can Find More Information,” we have filed and plan to continue filing other documents with the Securities and Exchange Commission that contain information about us and our common stock. These other documents are incorporated by reference in this prospectus. Before you decide to invest in common stock being offered by this prospectus, you should read this prospectus and the other documents we file with the Securities and Exchange Commission.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely upon it. The selling stockholders are offering to sell these securities only in jurisdictions where offer and sale are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our financial condition, results of operations or prospects may have changed since that date.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus and the documents incorporated by reference into this prospectus, especially the risks in investing in our common stock discussed under “Risk Factors,” before making an investment decision.

OVERVIEW

We are a biopharmaceutical company committed to developing medicines for serious diseases from genomics and natural products. Our research and development efforts are focused on anti-angiogenesis and respiratory diseases. We were incorporated in the State of Delaware in 1987 and our principal executive offices are located at 5110 Campus Drive, Plymouth Meeting, Pennsylvania, 19462 and our telephone number is (610) 941-4020. We maintain a website on the Internet at www.genaera.com. Our website, and the information contained therein, is not intended to be a part of this prospectus.

RESEARCH & DEVELOPMENT PROGRAMS

We are developing proprietary pharmaceutical compounds designed to inhibit “angiogenesis,” a fundamental process by which new blood vessels are formed and that may be useful in the treatment of abnormal angiogenesis, which compounds are referred to generally as “anti-angiogenic” substances.

Squalamine is a naturally occurring water-soluble small molecule and our lead anti-angiogenic development candidate. Squalamine was originally discovered by our founding scientist in the tissues of the dogfish shark and is one of the most abundant of a class of naturally occurring, pharmacologically active small molecules known as “aminosterols.” The shark was initially examined because of its apparent resistance to infection and cancer. The chemical structure of squalamine uniquely combines a steroid and a polyamine, two classes of systemic agents that generally are well tolerated in humans. Squalamine has exhibited reproducible anti-angiogenic properties in a number of in vitro and in vivo assays, including animal cancer and eye disease models, across multiple independent laboratories. Currently, our development efforts for this unique anti-angiogenic molecule are focused on serious diseases, including age-related macular degeneration and cancer.

In addition, since 1996, we have maintained a respiratory product development program designed to discover and develop treatment alternatives for respiratory diseases. These respiratory diseases have in common the over-production of mucus secretions and an underlying inflammatory process. Through genomics research, we have concentrated our efforts on determining the manner in which genes specifically impact respiratory disease. We believe that pharmaceutical products developed for use against these specific genomics-based targets have the potential for greater effectiveness and fewer side effects than pharmaceutical products developed through more traditional processes. More than 50 million patients in the United States suffer from some form of respiratory disease, including, respiratory allergies, asthma, chronic bronchitis, other chronic obstructive pulmonary diseases, and upper airway diseases such as chronic sinusitis.

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information presented in this prospectus before deciding to invest in the shares of common stock covered by this prospectus. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

If we do not raise additional capital, we may not be able to continue our research and development programs and may never commercialize any products.

We maintained cash and investments of $7.8 million at March 31, 2003. At March 31, 2003, we had current liabilities of $3.9 million, long-term liabilities of $1.7 million and redeemable convertible preferred stock of $1.1 million. In May 2003, we completed the sale of 5,000 shares of our Series C convertible preferred stock for gross proceeds of $5.0 million. We believe these resources are sufficient to meet our research and development goals and sustain operations into 2004. However, we will need to raise substantial additional funds in the future to continue our research and development programs and to commercialize our potential products. If we are unable to raise additional funds, we may be unable to complete our development activities for any of our proposed products.

We regularly explore alternative means of financing our operations and seek funding through various sources, including public and private securities offerings, collaborative arrangements with third parties and other strategic alliances and business transactions. We currently do not have any commitments to provide us additional funds, and may be unable to obtain sufficient funding in the future on acceptable terms, if at all. If we cannot obtain funding, we will need to delay, scale back or eliminate research and development programs or enter into collaborations with third parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we raise additional capital by issuing equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on spending or payment of dividends. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

We expect to continue to incur substantial losses in the foreseeable future and may never generate revenues or become profitable.

To date, we have engaged primarily in the research and development of drug candidates. We have not generated any revenues from product sales and have incurred losses in each year since our inception. As of March 31, 2003, we had an accumulated deficit of approximately $184.4 million.

Our proposed products are in a relatively early developmental stage and will require significant research, development and testing. We must obtain regulatory approvals for any proposed product prior to commercialization of the product. Our operations also are subject to various competitive and regulatory risks. As a result, we are unable to predict when or if we will achieve any product revenues or become profitable. We expect to experience substantial losses in the foreseeable future as we continue our research, development and testing efforts.

We may be unable to maintain the standards for listing on the Nasdaq SmallCap Market, which could adversely affect the liquidity of our common stock and could subject our common stock to the “penny stock” rules.

Our common stock is currently listed on the Nasdaq SmallCap Market. There are several requirements that we must satisfy in order for our common stock to continue to be listed on the Nasdaq SmallCap Market. These requirements include, but are not limited to, maintaining a minimum per share price of our common stock of $1.00 and a minimum level of stockholders’ equity of $2.5 million. In the future, we may not comply with all of these listing requirements, which might result in the delisting of our common stock. Delisting from the Nasdaq SmallCap Market could also adversely affect the liquidity and the price of our common stock and could have a long-term adverse impact on our ability to raise future capital through a sale of our common stock.

If our common stock were delisted, our common stock would then be traded on an electronic bulletin board established for securities that are not included in Nasdaq or traded on a national securities exchange or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the “pink sheets.” If this occurs, it could be more difficult to sell our securities or obtain the same level of market information as to the price of our common stock as is currently available.

In addition, if our common stock were delisted, it would be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions which include any securities listed on a national securities exchange or quoted on Nasdaq. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions.

For transactions covered by the “penny stock” rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to the transaction. The “penny stock” rules also require broker-dealers to deliver monthly statements to “penny stock” investors disclosing recent price information for the “penny stock” held in the account, and information on the limited market in “penny stocks.” Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the “penny stock” market. In addition, the broker-dealer must disclose the following:

•	commissions payable to the broker-dealer and the registered representative; and

•	current quotations for the security as mandated by the applicable regulations.

If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

Development and commercial introduction of our products will take several more years and may not be successful.

We are dedicating substantially all of our resources to research and development, do not have any marketed products, and have not generated any product revenue. Because substantially all of our potential products currently are in research, preclinical development or the early and middle stages of clinical testing, revenues from sales of any products will not occur for at least the next several years, if at all. Our technologies are relatively new fields and may not lead to commercially viable pharmaceutical products. Before we can commercially introduce any products, we will likely incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials. We cannot apply for regulatory approval of our potential products until we have performed additional research and development testing and demonstrated in preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. Some of our product candidates are in the early stages of research and development, and we may abandon further development efforts on these product candidates before they reach clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. Our clinical trials may not demonstrate the safety and efficacy of our potential products, and we may encounter unacceptable side effects or other problems in the clinical trials. Should this occur, we may have to delay or discontinue development of the potential products. Further, even if we believe that any product is safe or effective, we may not obtain the required regulatory approvals, be able to manufacture our products in commercial quantities or be able to market any product successfully.

If we do not obtain required regulatory approvals, we will not be able to commercialize any of our product candidates.

Numerous governmental authorities, including the Food and Drug Administration, or FDA, in the United States, regulate our business and activities. Federal, state and foreign government agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval for pharmaceutical products is time consuming and costly.

Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, such as that which occurred for LOCILEX™ Cream, will have a material adverse effect on our business. Even if we receive approval of a product candidate, approval may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including warning letters, fines, withdrawal of regulatory approval, product recalls, operating restrictions, injunctions, and criminal prosecution.

We expect to rely on third parties to market any products we develop and expect to rely on third parties in connection with the development of our products; if these parties do not perform as expected, we may never successfully commercialize our products.

We do not have our own sales and marketing staff. In order to successfully develop and market our future products, we must enter into marketing and distribution arrangements with third parties. We also expect to delegate the responsibility for all, or a significant portion, of the development and regulatory approval for certain products to third parties. If these parties do not develop an approvable or marketable product or do not market a product successfully, we may never generate revenue or become profitable. Additionally, we may be unable to enter into successful arrangements with other parties for such products.

We do not have control over the amount and timing of resources to be devoted to our products by our collaborative partners. Our collaborators may not place a high priority on their contractual arrangements with us. Collaborators may develop products independently or through third parties that could compete with our proposed products. For example, GlaxoSmithKline, a current collaborative partner, which entered into an agreement with us relating to the development of LOCILEX™ Cream, maintains a significant presence in the antibiotic area and currently sells a topical antibiotic product indicated for the treatment of certain skin infections. In addition, a collaborator may decide to end a relationship with us. For example, in December 2000, Genentech provided notice to us of its election to terminate the collaboration agreement covering the IL9 antibody development program and related respiratory technology.

We also may decide to establish our own sales force to market and sell certain products. Although some members of our management have limited experience in marketing pharmaceutical products, we have no experience with respect to marketing our products. If we choose to pursue this alternative, we will need to spend significant additional funds and devote significant management resources and time to establish a successful sales force. This effort may not be successful. Moreover, because our financial resources are limited, our sales and marketing expenditures in this area would likely be modest compared to our competitors.

We face formidable competition with respect to the products we are seeking to develop and the recruitment of highly trained personnel.

The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in our fields of interest. Some of these companies are currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease is intense. In addition, we are aware that research on compounds derived from animal host-defense systems is being conducted by others. We also may face competition from companies using different or advanced techniques that could render our future products obsolete. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have.

Many companies are working to develop and market products intended for the additional disease areas being targeted by us, including cancer, age-related macular degeneration (AMD) and chronic obstructive respiratory diseases. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. With respect to cancer and AMD, anti-angiogenic agents are under development at a number of companies. In the respiratory field, other biopharmaceutical companies also have reported the discovery of genes relating to asthma and other respiratory diseases.

Many of the companies developing or marketing competing products have significantly more experience than we do in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our efforts may not be successful.

Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

If we do not develop and maintain relationships with contract manufacturers, we may not successfully commercialize our products.

We currently do not have the resources, facilities, or technical capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no plans to establish a manufacturing facility. We expect to depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. For example, we are currently working with outside contractors for the chemical production of squalamine. This dependence on contract manufacturers may restrict our ability to develop and deliver products on a timely, profitable and competitive basis especially because the number of companies capable of producing our proposed products is limited. These contract manufacturers generally have multiple projects and they may give ours a lower priority. As a result of contract manufacture mishaps, our product could be lost or delivered late, delaying our clinical and preclinical programs, or may not be produced in accordance with all current applicable regulatory standards. Product not produced in accordance with all current applicable regulatory standards may lead to adverse outcomes for patients and/or product recalls. Furthermore, the development of a robust, low-cost manufacturing process for the commercial production of squalamine and other proposed products will require significant time and expenditure by us. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs that are affordable to us, if at all.

Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer also may require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. If we rely on a contract manufacturer that owns the drug master file, our ability to change contract manufacturers may be more limited.

We depend on our intellectual property and, if we are unable to protect our intellectual property, our business may be harmed.

Patents

Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies, both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. As a result, our ability to recover these expenditures and realize profits upon commercialization likely would be diminished.

The process of obtaining patents can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy by the U.S. Patent and Trademark Office until a patent issues, and publications in the scientific or patent literature concerning new technologies occur some time after actual discoveries of the technologies are made.

We cannot be certain that:

•	patents will issue from any of our patent applications;

•	our patent rights will be sufficient to protect our technology;

•	others may not file patents ahead of us in time and prevent the issuing of our patent claims;

•	others will not design around the patented aspects of our technology;

•	our patents will not be successfully challenged or circumvented by our competitors; or

•	an adverse outcome in a suit challenging our patents would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

The cost of litigation related to patents can be substantial, regardless of the outcome.

Other Intellectual Property

In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisors. We may find that these agreements have been breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, these contracts require that we pay royalties on sales of any products that are covered by patent claims. If we are unable to pay the royalties, we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our rights.

Potential Ownership Disputes

Disputes may arise as to the ownership of our technology. Most of our research and development personnel previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when technology was developed, and assert rights to the technology. These kinds of disputes have occurred in the past and were resolved. However, we may not prevail in any such disputes.

Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants are operating when they make certain discoveries. We may not prevail in any such disputes.

If we cannot recruit and retain qualified management, we may not be able to successfully develop and commercialize our products.

We depend to a considerable degree on a limited number of key personnel. Most significant responsibilities have been assigned to a relatively small number of individuals. We do not maintain “key man” insurance on any of our employees. The loss of certain management and technical personnel could adversely affect our ability to develop and commercialize products.

We are subject to potential product liability claims that could result in significant costs.

We are subject to significant potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, including the risk that:

•	our proposed products cause some undesirable side effects or injury during clinical trials;

•	our products cause undesirable side effects or injury in the market; or

•	third parties that we have agreed to indemnify incur a related liability.

While we carry insurance, this coverage is expensive and we may be unable to maintain adequate coverage on acceptable terms.

If we do not receive adequate third-party reimbursement for any of our drug candidates, some patients may be unable to afford our products and sales could suffer.

In both the United States and elsewhere, the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations, can impact prescription pharmaceutical sales. These organizations are increasingly challenging the prices charged for medical products and services, particularly where they believe that there is only an incremental therapeutic benefit that does not justify the additional cost. If any of our products ever obtain marketing approval, coverage and reimbursement may not be available for these products, or, if available, may not be adequate. Without insurance coverage, many patients may be unable to afford our products, in which case sales of the products would be adversely affected.

There also has been a trend toward government reforms intended to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control. We expect this trend to continue, but we cannot predict the nature or extent of any reform that results. These reforms could adversely affect our ability to obtain financing for the continued development of our proposed products or market any of our products that are successfully developed. Furthermore, reforms could have a broader impact by limiting overall growth of health care spending, such as Medicare and Medicaid spending, which could also adversely affect our business.

The FDA has deemed our NDA for LOCILEX™ Cream to be not approvable, and the product may never be approved.

In July 1999, we received notification from the FDA that our New Drug Application, or NDA, for LOCILEX™ Cream had been deemed not approvable. LOCILEX™ Cream, a topical cream antibiotic for the treatment of infection in diabetic foot ulcers, had been our lead product development candidate. As a result of the FDA’s decision, near-term commercialization of LOCILEX™ Cream will not occur, and we will generate no revenues from LOCILEX™ Cream in the near future, if ever.

In order to again seek approval of LOCILEX™ Cream, the FDA has indicated that we must conduct further development activities, including clinical and manufacturing activities. As a result of its review of manufacturing of the cream product, the FDA issued certain observations of deficiencies in compliance with their current good manufacturing procedures regulations. The Company will need to initiate new manufacturing relationships to conduct further development activities. Any additional manufacturing batches of the active ingredient and cream product that must be manufactured must meet strict product specifications in compliance with FDA-determined current good manufacturing practices. The time required to conduct such further clinical and manufacturing development efforts may be lengthy and costly, and the results may ultimately prove unsuccessful.

Our stock price is extremely volatile, and your investment in our stock could decline in value. We may become involved in securities class action litigation.

The market prices and trading volumes for securities of biopharmaceutical and biotechnology companies, including ours, have historically been, and will likely continue to be, highly volatile. Future events affecting our business, or that of our competitors, may have a significant impact on our stock price. Among these events are the following:

•	product testing results from us or our competitors;
•	technological innovations by us or our competitors;
•	new commercial products from us or our competitors;
•	regulatory developments in the United States and foreign countries;
•	developments concerning proprietary rights, including patents;
•	regulatory actions;
•	litigation;
•	economic and other external factors or other disasters or crises;
•	period-to-period fluctuations in our financial results; and
•	the general performance of the equity markets and, in particular, the biotechnology sector of the equity markets.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and resources.

The exercise of options and warrants and other issuances of shares will likely have a dilutive effect on our stock price.

As of June 27, 2003, there were outstanding options to purchase an aggregate of approximately 4,051,000 shares of our common stock at prices ranging from $0.40 per share to $16.75 per share, of which options to purchase approximately 2,410,171 shares were exercisable as of such date. As of June 27, 2003, there were outstanding warrants to purchase 2,217,166 shares of our common stock. Of this total, warrants to purchase 167,166 shares of our common stock are currently exercisable at $3.50 per share and warrants to purchase 50,000 shares are currently exercisable at $3.79 per share, all subject to adjustment under the anti-dilution provisions of the warrants. In May 2003, in connection with a private placement of our Series C convertible preferred stock, we issued warrants to purchase 2,000,000 shares of our common stock at an exercise price of $1.37 per share, of which 1,500,000 are exercisable as of June 27, 2003 and the remaining warrants to purchase 500,000 shares of our common stock are exercisable 18 months after issuance beginning on November 23, 2004 and may be exercised immediately if the net exercise provisions therein are utilized. In connection with an April 2002 private placement of our common stock, we granted to the placement agent warrants to purchase 100,000 shares of our common stock at an exercise price of $2.75 per share. As of June 27, 2003, these warrants have not yet been issued.

The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with collaborations or manufacturing arrangements or in connection with other financing efforts.

Our certificate of incorporation and Delaware law contain provisions that could discourage a takeover.

Our certificate of incorporation provides our board of directors the power to issue shares of preferred stock without stockholder approval. This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock. In addition, Section 203 of the Delaware General Corporation Law contains provisions that impose restrictions on stockholder action to acquire control of us. The effect of these provisions of our certificate of incorporation and Delaware law provisions could discourage third parties from seeking to obtain control, even though the price at which such third parties seek to acquire our common stock is in excess of the market price for our stock.

If our Board of Directors effects a reverse stock split, as approved by our stockholders at our last Annual Meeting, there can be no assurance that the total market capitalization of our common stock (the aggregate value of all our common stock at the then market price) after the reverse stock split will be equal to or greater than the total market capitalization before the reverse stock split or that the per share market price of our common stock following the reverse stock split will either equal or exceed the current per share market price.

At the 2003 Annual Meeting of Stockholders held on May 15, 2003, our stockholders approved a potential amendment to our Second Restated Certificate of Incorporation to effect, at the future election of the Board of Directors, a reverse stock split at one of the following five ratios; one-for-five; one-for-ten; one-for-fifteen; one-for-twenty; or one-for-twenty-five. As of June 27, 2003, our Board of Directors, has not yet elected to effect any such reverse stock split. There can be no assurance that the market price per new share of our common stock after a reverse stock split, if effected, will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the reverse stock split. For example, based on the last reported bid price of our common stock on June 27, 2003 of $1.85 per share, if the Board of Directors decided to implement the reverse stock split and selects a reverse stock split ratio of one-for-five, there can be no assurance that the post-split market price of our common stock would be $9.25 per share or greater. Accordingly, the total market capitalization of our common stock after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of our common stock following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

If our Board of Directors effects a reverse stock split, as approved by our stockholders at our last Annual Meeting, the resulting per share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board of Directors believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

If our Board of Directors effects a reverse stock split, as approved by our stockholders at our last Annual Meeting, a decline in the market price of our common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and in the documents we have referred you to contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “hope,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

Any or all of our forward-looking statements in this prospectus and in the documents we have referred you to may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders and covered by this prospectus. See the “Selling Stockholders” section of this prospectus for more information. We are required to pay the costs of the registration statement, of which this prospectus forms a part, and related SEC filing fees.

SELLING STOCKHOLDERS

In May 2003, we completed the sale of a total of 5,000 shares of newly issued Series C convertible preferred stock (consisting of 2,500 shares of Series C-1 preferred stock and 2,500 shares of Series C-2 preferred stock) and warrants to purchase 2,000,000 shares of our common stock at an exercise price per share of $1.37 to Biotechnology Value Fund LP and associated entities and to Ziff Asset Management L.P. in a private placement pursuant to a preferred stock and warrant purchase agreement for gross proceeds of $5 million. The preferred stock and warrant purchase agreement was subsequently amended and the certificate of designations, preferences and rights of each of the Series C-1 preferred stock and Series C-2 preferred stock was amended and restated in June 2003 to amend one of the conversion factors and clarify voting rights and the distribution of certain shares among the investors. Due to the sale of the shares of Series C-1 and Series C-2 preferred stock with a conversion price that was below the quoted market price of our common stock at the time of sale and the issuance of warrants, we will record an accounting charge allocable to our common stockholders related to the beneficial conversion feature amounting to a majority of the gross proceeds of $5 million received from the issuance.

Conversion Rights of the Series C Convertible Preferred Stock

Prior to November 23, 2004, the Series C-1 preferred stock issued under the preferred stock and warrant purchase agreement, as amended, is convertible in whole or in part, at the holder’s option, into shares of our common stock at a conversion rate of 1,000 shares of common stock for each share of Series C-1 preferred stock if the trailing 20-day average stock market price per share of our common stock as quoted on the Nasdaq SmallCap Market is greater than $3.00 (subject to adjustment). The Series C-2 preferred stock issued under the preferred stock and warrant purchase agreement, as amended, is convertible prior to November 23, 2004 in whole or in part, at the holder’s option, into shares of our common stock at a conversion rate of 1,000 shares of common stock for each share of Series C-2 preferred stock if the trailing 20-day average stock market price per share of our common stock as quoted on the Nasdaq SmallCap Market is greater than $4.00 (subject to adjustment). After November 23, 2004, all of the Series C preferred stock is convertible, in whole or in part, at the holder’s option, into 1,000 shares of our common stock per share of Series C preferred stock. After May 23, 2006, all of the Series C preferred stock is convertible, in whole or in part, at our option, at a conversion rate of 1,000 shares of our common stock per share of Series C preferred stock. All of the Series C preferred stock shall be automatically converted upon the occurrence of a change of control event, as defined in the certificate of designations, preferences and rights of each of the Series C-1 preferred stock and Series C-2 preferred stock, either (i) at a conversion rate of 1,000 shares of our common stock per share of Series C preferred stock or (ii) into cash at a redemption price of $1,000 per share of Series C preferred stock, at the holder’s option, plus accrued and unpaid cumulative dividends to the date of redemption. Upon the receipt of a notice of redemption, the Series C-1 and Series C-2 preferred stock may be converted into our common stock, at the holder’s option, in accordance with the conversion rate above. The maximum aggregate number of common shares initially issuable upon a conversion of all of the shares of the Series C preferred stock is 5,000,000 shares.

Other Rights of the Series C Convertible Preferred Stock

Holders of the Series C-1 and Series C-2 preferred stock have no rights to dividends other than the right to participate in any dividends that may be declared on our common stock. With respect to liquidation and dividend rights, the Series C-1 and Series C-2 preferred stock ranks senior to our common stock and junior to the outstanding shares of our Series A and Series B convertible preferred stock. In the event of our liquidation, dissolution or winding up, the Series C-1 and Series C-2 preferred stock have a liquidation preference of $1,000 per share plus accumulated and unpaid cumulative dividends on such preferred stock up to the date of liquidation (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like). Holders of Series C-1 and Series C-2 preferred stock may vote on every matter put to a vote of the Company’s stockholders, except for any matter reserved solely for the vote of the holders of any series of preferred stock other than the Series C preferred stock.

Warrants to Purchase Our Common Stock

The warrants to purchase 2,000,000 shares of our common stock at an exercise price per share of $1.37, subject to certain anti-dilution adjustment provisions, expire on May 23, 2008 and contain certain net exercise provisions. Of this total, warrants to purchase 1.5 million shares are exercisable immediately. The remaining warrants to purchase 500,000 shares are exercisable only after 18 months from issuance, or beginning on November 23, 2004 (or prior to November 23, 2004 if the holder exercises the warrants on a net exercise basis).

Registration Requirements

Pursuant to the preferred stock and warrant purchase agreement, as amended, we have agreed to file a registration statement under the Securities Act of 1933 (the “Securities Act”) providing for the resale of up to 7,000,000 shares issuable upon conversion of the Series C preferred stock, or the “conversion shares,” and exercise of the warrants, or the “warrant shares.” We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the conversion shares and warrant shares for resale by the selling stockholders and meet this obligation. We have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) such date when either all of the conversion shares and warrant shares have been sold pursuant to the registration statement, or (ii) by reason of Rule 144(k) of the Securities Act or any other rule of similar effect, the conversion shares and warrant shares may be sold by the holders in ordinary market transactions without imposition of any volume manner of sale or other restrictions.

The following table sets forth certain information known to us regarding the shares of our common stock held and to be offered from time to time by each selling stockholder as of June 27, 2003 and as adjusted to give effect to the sale of the conversion shares and warrant shares offered hereby. The following table states the maximum number of shares each selling stockholder may offer under this prospectus assuming that (i) each selling stockholder chooses to convert all of its Series C preferred stock purchased in the May 2003 private placement and sell all of the conversion shares and (ii) the warrant holders exercise their entire warrant and sell all of the warrant shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See the “Plan of Distribution” section of this prospectus, which follows. We cannot assure you that the selling stockholders will sell any or all of the shares.

	Ownership Before Offering			Common Shares that May Be Sold Pursuant to the Offering	Ownership After Offering (2)
Name of Selling Stockholder	Common Shares		Percent of Common Shares Held (1)		Common Shares	Percent of Common Shares Held
Biotechnology Value Fund, L.P.	1,260,000	(3)	3.41%	1,260,000	—	—
Biotechnology Value Fund II, L.P.	798,000	(4)	2.19%	798,000	—	—
Investment 10, LLC	203,000	(5)	*	203,000	—	—
BVF Investments, L.L.C.	98,039	(6)	*	98,039	—	—
Ziff Asset Management, L.P.	4,640,961	(7)	11.51%	4,640,961	—	—

*	Less than 1.00%.
(1)	Both the numerator and the denominator of the fraction used to arrive at this percentage include the number of shares of common stock underlying the Series C-1 and Series C-2 preferred stock and warrants held by the selling stockholder whose percent of common shares held is being calculated.
(2)	These figures assume that all shares of common stock issuable upon the conversion of the Series C preferred stock and the exercise of the warrants have been sold.
(3)	This number includes 900,000 shares and 360,000 shares of our common stock issuable upon the conversion of Series C preferred stock and exercise of the warrant, respectively.
(4)	This number includes 570,000 shares and 228,000 shares of our common stock issuable upon the conversion of Series C preferred stock and exercise of the warrant, respectively.
(5)	This number includes 145,000 shares and 58,000 shares of our common stock issuable upon the conversion of Series C preferred stock and exercise of the warrant, respectively.
(6)	This number includes 98,000 shares and 39 shares of our common stock issuable upon the conversion of Series C preferred stock and exercise of the warrant, respectively. BVF Investments, L.L.C. beneficially owns an additional 1,840,961 shares of common stock issuable upon the conversion of the Series C preferred stock and exercise of the warrants, which are included in the 4,640,961 shares registered in the name of Ziff Asset Management, L.P. See footnote (7) below.
(7)	This number includes 3,287,000 shares and 1,353,961 shares of our common stock issuable upon the conversion of Series C preferred stock and exercise of the warrant, respectively. Of these 4,640,961 shares, Ziff Asset Management, L.P. beneficially owns 2,800,000 (or 7.3% of the total outstanding). See footnote (6) above.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus and, if applicable, any prospectus supplements may be offered and sold from time to time in one or more transactions by the selling stockholders, which term includes their transferees, pledges or donees or other successors in interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders have represented they will not have any short positions in our common stock and will not deliver any of our common stock received upon exercise or conversion of preferred stock or warrants to cover any short positions taken prior to such conversion or exercise, as the case may be, of all preferred stock and warrants held by said selling stockholder. We do not know of any arrangements by the selling stockholders for the sale of any of the shares. The shares of common stock may be sold by one or more of the following means of distribution:

•	on any of the U.S. securities exchanges or quotation services where shares of our common stock are listed or quoted at the time of sale, including the Nasdaq Small Cap Market where our common stock is listed as of the date of this prospectus;

•	in the over-the-counter market in accordance with the rules of Nasdaq;

•	in transactions other than transactions on the exchanges or quotation services or in the over-the counter market described above;

•	in negotiated transactions or otherwise, including an underwritten offering;

•	by pledge or by grant of a security interest in the shares to secure debts and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	a block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	short sales;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	a combination of any of the above transactions.

The selling stockholders also may transfer the shares by gift.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, underwriters, broker-dealers or agents engaged by the selling stockholders may arrange for other underwriters, broker-dealers or agents to participate. The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of these shares may be deemed to be “underwriters” under the Securities Act. The selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at varying prices at the time of sale, at negotiated prices or at fixed prices. Each of the selling stockholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents.

The selling stockholders may sell their shares directly to purchasers or may use underwriters, broker-dealers or agents to sell their shares. Underwriters, broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or they may receive compensation from purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share. To the extent that these broker-dealers are unable to do so acting as agent for the selling stockholders, they may purchase as principals any unsold shares at the price required to fulfill the broker-dealers’ commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell these shares from time to time in transactions on any of the U.S. securities exchanges or quotation services where our common stock is listed or quoted, in the over-the counter market, in negotiated transactions or by a combination of these methods of sale or otherwise. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. Moreover, these transactions may be at market prices prevailing at the time of sale or at negotiated prices and, in connection with these resales, these broker-dealers may pay to or receive from the purchasers of these shares commissions as described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by it or them. The pledges, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when the selling stockholder takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers or other financial institutions. A selling stockholder may enter into options or other transactions with broker-dealers or other financial institutions that involve the delivery of the shares offered hereby to the broker-dealers or other financial institutions, who may then resell or otherwise transfer those shares pursuant to this prospectus. A selling stockholder also may loan or pledge the securities offered hereby to a broker-dealer, and the broker-dealer may sell the loaned shares offered hereby pursuant to this prospectus or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus. In addition, under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

We have agreed to indemnify the selling stockholders, and their officers, directors and/or trustees or any affiliate or person, if any, who controls a selling stockholder against specified liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The selling stockholders have agreed, severally and not jointly, to indemnify us, our directors, each of our officers who signed the registration statement (of which this prospectus is a part), and each person, if any, who controls us within the meaning of the Securities Act, against certain liabilities, including liabilities under the Securities Act or the Exchange Act.

We have agreed to maintain the effectiveness of the registration statement until the earlier of the following registration termination dates:

•	the time that all of the shares of common stock covered by this registration statement are sold; or

•	the time that all of the shares of common stock covered by this registration statement may be sold without registration in ordinary market transactions under Rule 144(k) of the Securities Act of 1933 without any volume, manner of sale or other limitations.

We have agreed to pay all fees and expenses (other than fees and expenses of any selling stockholder’s legal counsel or other advisers, and other than any selling stockholder’s transfer taxes or other direct expenses of sale, underwriting discounts, brokerage fees, discounts and commissions), incurred in connection with preparing and filing the registration statement, any amendments to the registration statement, this prospectus and any prospectus supplements as well as with filings or qualifications relating to such registration statement. In connection with any underwritten public offering, the selling stockholders have, however, agreed to equally split with us any incremental accounting fees and expenses and printing costs, if any, attributable solely to the underwritten offering.

We may suspend the use of the prospectus when we must file an amendment to the registration statement or a report pursuant to the Exchange Act and, upon receipt of written notice from us, the selling stockholders shall cease using this prospectus.

We have agreed that, if we suspend the effectiveness of the registration statement, then we will use commercially reasonable efforts to cause the use of this prospectus to be resumed as soon as reasonably practicable. In addition, we have agreed that, as soon as reasonably practicable, we will provide to the selling stockholders an amendment or supplement to the registration statement, if necessary. Except with respect to underwritten offerings, we have agreed that we will ensure that sales of shares of common stock covered by the registration statement are not suspended in any 12-month period on more than two occasions of not more than 45 consecutive days per occasion; provided, that we may delay an underwritten offering once for up to 60 days during any 12-month period as long as the aggregate number of days during which we suspend sales and delay an underwritten offering in any 12-month period shall not exceed 90 days.

We cannot assure you that the selling stockholders will sell all or any of the common stock offered under the registration statement.

LEGAL OPINION

Dechert LLP (Philadelphia, Pennsylvania) will pass on the validity of the shares of common stock offered hereby.

EXPERTS

The consolidated financial statements of Genaera Corporation and subsidiary as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC may be read and copied at the SEC’s Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC’s website is http://www.sec.gov.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register with the SEC the shares of common stock being offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The historical and future information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The documents incorporated by reference contain important information about us, our business and our finances.

The documents that we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002 (SEC file 000-19651);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (SEC file 000-19651);

•	Our Current Reports on Form 8-K filed with the SEC on January 28, 2003; March 26, 2003; March 31, 2003; May 6, 2003, May 9, 2003; May 16, 2003; May 19, 2003; May 21, 2003; May 28, 2003; June 3, 2003; June 4, 2003; and June 12, 2003 (SEC file 000-19651); and

•	The description of our common stock contained in our Form 8-A registration statement filed with the SEC on November 7, 1991 and amended on January 15, 1993 (SEC files 33-43579 and 000-19651, respectively).

Any documents that we file pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act after the date of this prospectus but before the end of the selling stockholders’ resale of the securities covered by this prospectus will also be considered to be incorporated by reference.

If you request, either orally or in writing, we will provide you with a free copy of any or all documents which are incorporated by reference into the document. You should address written requests to Christopher P. Schnittker, Senior Vice President and Chief Financial Officer, Genaera Corporation, 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-4020.

GENAERA CORPORATION

7,000,000 Shares of Common Stock

PROSPECTUS

                , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table shows the expenses to be paid by Genaera Corporation in connection with the issuance and distribution of the securities offered hereby:

Securities and Exchange Commission registration fee	$1,150
Nasdaq listing fee	22,500
Legal fees and expenses	61,100
Printing and engraving expenses	5,000
Accounting fees and expenses	10,000
Miscellaneous	500

Total	$100,250

All of the amounts shown are estimates, except for fees payable to the Securities and Exchange Commission and Nasdaq.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article 9 of our By-laws provides for the indemnification of directors, officers, employees and agents to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Our By-laws permit us to purchase insurance on behalf of such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the foregoing provision of the By-laws. We maintain directors and officers insurance.

Item 16.	List of Exhibits.

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description

3.1	Amended and Restated Certificate of Designations, Preferences and Rights of Series C-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

3.2	Amended and Restated Certificate of Designations, Preferences and Rights of Series C-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

5.1	Opinion of Dechert LLP regarding the legality of securities being registered.

10.1	Series C-1 and C-2 Preferred Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

10.2	Amendment No. 1 to Series C Preferred Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

10.3	Form of May Warrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

10.4	Form of November Warrant (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

23.1	Consent of Dechert LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of KPMG LLP.

24.1	Powers of Attorney (included on signature page).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to its Second Restated Certificates of Incorporation, its By-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Plymouth Meeting, Pennsylvania, on this 30th day of June 2003.

GENAERA CORPORATION

BY:	/s/ ROY C. LEVITT
Roy C. Levitt President, Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy C. Levitt, M.D. and Christopher P. Schnittker, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ ROY C. LEVITT Roy C. Levitt, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 30, 2003

/s/ CHRISTOPHER P. SCHNITTKER Christopher P. Schnittker	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 30, 2003

/s/ MICHAEL R. DOUGHERTY Michael R. Dougherty	Director	June 30, 2003

/s/ R. FRANK ECOCK R. Frank Ecock	Director	June 30, 2003

/s/ ZOLA P. HOROVITZ Zola P. Horovitz	Director	June 30, 2003

/s/ ROBERT F. SHAPIRO Robert F. Shapiro	Director	June 30, 2003

/s/ JAMES B. WYNGAARDEN James B. Wyngaarden, M.D.	Director	June 30, 2003

GENAERA CORPORATION

REGISTRATION ON FORM S-3

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Designations, Preferences and Rights of Series C-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

3.2	Amended and Restated Certificate of Designations, Preferences and Rights of Series C-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

5.1	Opinion of Dechert LLP regarding the legality of securities being registered.

10.1	Series C-1 and C-2 Preferred Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

10.2	Amendment No. 1 to Series C Preferred Stock and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 12, 2003).

10.3	Form of May Warrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

10.4	Form of November Warrant (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on May 28, 2003).

23.1	Consent of Dechert LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2	Consent of KPMG LLP.

24.1	Powers of Attorney (included on signature page).